UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) no. 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

EXTRACT OF THE MINUTES OF THE 109th MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 28, 2007

1. DATE, TIME AND PLACE: On November 28, 2007, at 2:00 pm, at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, city of São Paulo, State of São Paulo.

2. CALL: Called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All the members of the Board of Directors and of the Board of Executive Officers of the Company.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary – Gisélia Silva.

5. ISSUES DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived, as it was known by all attendees. It was resolved that the minutes of this meeting would be drawn up in the summary format, with the right of presentation of the manifestations and dissidences, which will be filed at the Company’s headquarters, and their publication was approved, in the extract format, with the omission of the signatures of the board members.

After the preliminary clarifications were made, the Chairman of the Board informed the attendees that the votes of the Board Members appointed by the controlling shareholders will be computed in compliance with items 5.1 and 7.1 of the Shareholders’ Agreement deposited in the Company, dated 3.22.2002, as amended on 8.27.2002 and 11.5.2003.

After examining the matters of the Agenda, the following issues were discussed and the following resolutions were taken:

(i)
They knew the Work Plan of the Advisory Committees of the Board of Directors on November 2007. The Committee of Related Parties previously examined the following matters, verifying the compliance with the usual market conditions: (a)Execution of documents with companies of Camargo Corrêa group related to the registration of CPFL Energia in the Auction ANEEL 005/2007 for Exploration of Santo Antonio Hydroelectric Utilization, located in Madeira River, (b) Disposal of Energy to NC Energia S.A. by CPFL Comercialização Brasil S.A., and (c) Updating of Actuarial Assumptions of the Pension Plans with Fundação CESP;

(ii)	They knew the report of the CEO about the main facts related to the Company’s businesses and sector indicators;

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) no. 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

(iii)	They approved the minutes of the 107th and 108th Meetings of the Board of Directors, held on October 31 and November 7, 2007, respectively;

(iv)
They approved, as provided for in item “r” of Article 18 of the Company’s Bylaws, in the capacity of controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), the acquisition proposal, by it, of the quotas representing the total capital stock of the company ATI Trade Energy Ltda.;

(v)
They approved, pursuant to item “o” of Article 18 and to subsection “IV” of Article 23 of the Company’s Bylaws, in the capacity of controlling shareholder of CPFL Brasil, the sale recommendation of electric power by it to NC Energia S.A., through an Auction carried out pursuant to Notice no. 05/2007 and to Bilateral Agreement;

(vi)
They approved, pursuant to item “u” of Article 18 and subsection “IV” of Article 23 of the Company’s Bylaws, the recommendation for the rendering of guarantee, by means of Warranty, to the debentures of the 3rd Issuance of Simple Debentures of Rio Grande Energia S.A. (“RGE”), in a Single and Indivisible Lot, of the Unsecured Type, Not Convertible into Shares (“Debentures” and “Issuance”, respectively), for public distribution, in the nominal value of up to three hundred eighty million reais (R$380,000,000.00), aiming at the obtainment of medium-term funds. The Debentures will expire on December 1, 2013, and will be amortized in three (3)installments of the same value, to be paid on December 1, 2011, December 1, 2012 and December 1, 2013. The Issuance costs are: (a) remuneration established based on the accumulation of the da ily average rates of Interbank Deposits - DI of one day, “over extra group”, expressed in the percentage form per year, base two hundred fifty two (252) business days, calculated and disclosed by CETIP exponentially added of spread of sixty hundredths per cent (0.60%) per year, base two hundred fifty two (252) business days, semiannually payable since the issuance date, (b) fee of twenty five hundredths per cent (0.25%) of the total issuance value for the lead intermediary institution, Banco Bradesco BBI S.A., and (c) other expenses to hire the legal consulting firm, the fiduciary agent and the mandatory bank, recommending the favorable vote to the approval of the Issuance by the management bodies of RGE;

(vii)
They recommended to the management bodies of the subsidiaries, the favorable vote to the approval of the following matters: COMPANHIA PAULISTA DE FORÇA E LUZ, COMPANHIA PIRATININGA DE FORÇA E LUZ, CPFL GERAÇÃO DE ENERGIA S.A., COMPANHIA LUZ E FORÇA SANTA CRUZ and RGE - (a)Declaration of Interest on Own Capital (“JCP”); and (b) Updating of the Actuarial Assumptions in the Pension Plans with Fundação CESP; and

(viii)
They ratified, pursuant to items “m”, “o” and “r” of Article 18 and in subsection “IV” of Article 23 of the Company’s Bylaws, the execution, by the Board of Executive Officers, of documents related to the registration in the Auction ANEEL 005/2007 for the Concession of Use of Public Property for the Exploration of Santo Antonio Hydroelectric Utilization, located in Madeira River, State of Rondônia, on last November 23, which are: (a) Commitment of Incorporation of a Special Purpose Company and Private Instrument of Incorporation of a Consortium, entered into by

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) no. 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

CPFL Energia S.A., Endesa Brasil S.A., Companhia Hidro Elétrica do São Francisco and Camargo Corrêa Investimentos em Infra Estrutura S.A., (b) First Addendum to the Instrument of Commitment for the Participation in the Auction of Concession of Use of Public Property for the Exploration of Santo Antonio Hydroelectric Utilization, located in Madeira River, in the State of Rondônia, entered into by Camargo Corrêa S.A., Companhia Hidro Elétrica do São Francisco, Camargo Corrêa Investimentos em Infra Estrutura S.A., CPFL Energia S.A., Endesa Brasil S.A., with the intervenience of Amazônia Madeira Energética Ltda. and Construções e Comércio Camargo Corrêa S.A., and (c) Vote Agreement and Other Covenants, entered into by CPFL Energia S.A. and Endesa Brasil S.A The Chairman of the Board of Directors sa id that the referred documents were previously examined by the Committee of Related Parties, with the purpose of ensuring the compliance with the usual market conditions, as informed at the beginning of the meeting; and

(ix)
They approved the incorporation of the Project Commission to advise the Board of Directors in the analysis of the matters related to the participation of the Company in the Energy Generation Project for exploration of Santo Antonio Hydroelectric Utilization, and appointed its members.

6. CLOSURE: There being no further business to discus, the meeting was adjourned, and these minutes were drawn up, read, approved and signed by the attending board members and by the Secretary.

I certify this Extract is a free English translation of the original minutes drawn up in the
Company’s records

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.